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11015332

BB 5/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 4 2011
05 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Blvd., Suite 550
(No. and Street)

Sherman Oaks, (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gilbert 310-441-4961 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles, CA (City) (State) 90027 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/9

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kingdom of Thailand
Bangkok Metropolis
Embassy of the United States of America } ss

Subscribed and sworn before me 29 MAR 2011

Signature

PRES

Title

Kerry Webb
Consular Associate

Notary Public
Indefinite

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

บริษัท ดีเอชแอล เอ็กซ์เพรส อินเตอร์เนชั่นแนล (ประเทศไทย) จำกัด
DHL EXPRESS INTERNATIONAL (THAILAND) LIMITED

เลขที่ 175 อาคารสาธรซิตี้ ทาวเวอร์ ชั้น 7/1 และ 8/1 ถนนสาทรใต้ แขวงทุ่งมหาเมฆ เขตสาทร กรุงเทพฯ 10120
175 SATHORN CITY TOWER, FLOOR 7/1 AND 8/1 SOUTH SATHORN ROAD, THUNGMAHAMEK, SATHORN, BANGKOK 10120
โทร. TEL. 66 2 345 5111 โทรสาร : FAX : 66 2 285 5549

DHL EXPRESS

สาขาที่ออกใบกำกับภาษี คือ
แกรนด์อัมรินทร์

เลขประจำตัวผู้เสียภาษีอากร TAX ID NO. 3 031 64621 6

เล่มที่ VOL.NO. 11153

ใบเสร็จรับเงิน/ใบกำกับภาษี OFFICIAL RECEIPT/TAX INVOICE

เลขที่ NO. 03 278817

เอกสารออกเป็นชุด

ชื่อลูกค้า Name: JAMES GILBERT
ที่อยู่ Address: 140 Sukhumvit 22
BKK. 10110

วันที่ Date. (D D M M Y Y Y Y): 2 9 0 3 2 0 1 1
ใบกำกับสินค้า/ใบแจ้งหนี้ เลขที่ Invoice/Debit Note No.

HAWB NO.- 7 6 3 3 8 8 9 5 8 3

เป็นการชำระเงิน IN PAYMENT OF	จำนวนเงิน AMOUNT	
☑ INTERNATIONAL TRANSPORTATION (ค่าขนส่งระหว่างประเทศ) E4	920	
IMPORT DUTY		
◯ DUTY HANDLING FEE (ค่าบริการในการเดินพิธีการกรมศุลกากร)		
◯ REIMBURSE CUSTOMS DUTY & VAT (ค่าภาษีอากรและภาษีมูลค่าเพิ่ม)		
◯ REIMBURSE STORAGE (ค่าเช่าคลังสินค้า)		
◯ REIMBURSE TRANSPORTATION (ค่าขนส่ง)		
◯ REIMBURSE CUSTOMS OVERTIME (ค่าล่วงเวลากรมศุลกากร)		
◯ REIMBURSE CUSTOMS CHARGE (ค่าอื่นๆ กรมศุลกากร)		
◯ REIMBURSE OTHER CHARGE (ค่าอื่นๆ)		
◯ REIMBURSE OTHER CHARGE (ค่าอื่นๆ)		
◯ FUEL SURCHARGE		
SERVICE CHARGE TOTAL รวมค่าบริการ		
VAT จำนวนภาษีมูลค่าเพิ่ม 7%	64	40
GRAND TOTAL จำนวนเงินรวมทั้งสิ้น	984	40

เป็นจำนวนเงิน (ตัวอักษร) In Sum Of (Words): nine hundred eighty four 40/100 baht

☐ เงินสด By Cash
☐ เช็คธนาคาร Cheque Bank .... เลขที่ Cheque No. .... ลงวันที่ Date ....
☑ บัตรเครดิต Credit Card ☐ AMEX ☑ Visa ☐ Master ☐ TFB ☐ Diner

หมายเลขบัตร Card number: 4 2 8 2 0 8 7 0 4 3 1 2 6 6 7 9
ชื่อผู้ถือบัตร Card Holder Name: JAMES A. GILBERT
วันหมดอายุ Expire Date: 8 / 14
ลายเซ็นผู้ถือบัตร ....

DHL CENTER GDR Express

ผู้รับเงิน DHL Authorized Employee

ALISA
ชื่อ ตัวบรรจง (Name)

เหตุผลเพื่อความเชื่อถือได้ ใบเสร็จรับเงิน/ใบกำกับภาษี จะสมบูรณ์ต่อเมื่อ
1. ผู้มีอำนาจลงนาม และ ผู้รับเงิน โดยพนักงานบริษัทฯ หรือผู้รับเหมาช่วง ลงลายมือชื่อพร้อมประทับตราบริษัท ดีเอชแอล เอ็กซ์เพรส อินเตอร์เนชั่นแนล (ประเทศไทย) จำกัด
2. บัตรประจำตัวพนักงานบริษัทฯ หรือผู้รับเหมาช่วง จะต้องตรงกับตราบริษัท ดีเอชแอล เอ็กซ์เพรส อินเตอร์เนชั่นแนล (ประเทศไทย) จำกัด และ จะต้องไม่หมดอายุขณะที่รับเงิน
3. การชำระเงินโดยเช็ค กรุณาขีดคร่อมในนาม "บริษัท ดีเอชแอล เอ็กซ์เพรส อินเตอร์เนชั่นแนล (ประเทศไทย) จำกัด" และจะสมบูรณ์ต่อเมื่อเรียกเก็บเงินจากธนาคารได้แล้วเท่านั้น

For security reasons Official Receipt/Tax Invoice is valid if
1. Signature of employee / Subcontractor is accompanied by "DHL Express International (Thailand) Limited" stamp
2. Employee / Subcontractor identification matched with authorized stamp and expired of stamp
3 For payment by cheque, please make a crossed cheque payable to "DHL Express International (Thailand) Limited" and it is valid only after the cheque is honoured by the bank.

FOR CUSTOMER 1/3
005

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates Securities (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 24, 2011